Mail Stop 4561

      February 7, 2008


Keith F. Atkinson
c/o Teachers Insurance and Annuity Association of America
8500 Andrew Carnegie Blvd.
Charlotte, NC  28262

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
	Amendment No. 3 to Registration Statement on Form S-11
      Filed January 30, 2008
      Registration No. 333-141315

Dear Mr. Atkinson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2 - Significant Accounting Policies, page 98
1. We note that you early adopted SOP 07-1 effective as of the
Fund`s
inception date and that you plan to apply the provisions of the Investment Companies Audit and accounting Guide which require, among other things, that investments are reported at fair value in the financial statements. Please provide us with your analysis of how your Fund meets the requirements of an investment company that are detailed in SOP 07-1.
2. Please tell us the date that you adopted SOP 07-1.  Within Note
5
on page 167 of Amendment #2 dated December 3, 2007, you disclose that management performed an analysis of the requirements of the SOP and anticipates that the Fund would be classified as an Investment Company upon the effective date of the SOP. Please refer to paragraph 6 of the FASB Staff Position (FSP) regarding SOP 07-1 which states that an entity that did not early adopt SOP 07-1 before issuance of the FSP shall not adopt the SOP.

Note 3 - Related Party Transactions, page 99
3. We note your accounting policy for offering costs disclosed on page 99 of your filing. To the extent that you apply the provisions of the Investment Companies Audit and Accounting Guide, please tell us how you have considered paragraph 8.24 of the guide related to your accounting for offering costs.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich, Staff Accountant at 202-551-
3782
or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3780 with any other questions.



      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Dennis M. Quinn, Esq. (via facsimile)
Keith F. Atkinson
c/o Teachers Insurance and Annuity Association of America
February 7, 2008
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